SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

51job, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

316827104

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 316827104	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doll Technology Investment Fund II, LP (“DTIFII”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,169,293 ordinary common shares (“shares”), except that Doll Technology Investment Management II, LLC (“GPII”), the general partner of DTIFII, may be deemed to have sole power to vote these shares, and Dixon R. Doll (“Doll”) and K. David Chao (“Chao”) the managing members of GPII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
5,169,293 shares, except that GPII, the general partner of DTIFII, may be deemed to have sole power to dispose of these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,169,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 316827104	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Internet Fund, L.P. (“DCM Internet”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
530,892 shares, except that GPII, the general partner of DCM Internet, may be deemed to have sole power to vote these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
530,892 shares, except that GPII, the general partner of DCM Internet, may be deemed to have sole power to dispose of these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,892
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 316827104	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Network Fund, L.P. (“DCM Network”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
287,020 shares, except that GPII, the general partner of DCM Network, may be deemed to have sole power to vote these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
287,020 shares, except that GPII, the general partner of DCM Network, may be deemed to have sole power to dispose of these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to dispose these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,020
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 316827104	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doll Technology Affiliates Fund II, L.P. (“DTAFII”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
324,730 shares, except that GPII, the general partner of DTAFII, may be deemed to have sole power to vote these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
324,730 shares, except that GPII, the general partner of DTAFII, may be deemed to have sole power to dispose of these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to dispose these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,730
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 316827104	13 G	Page 6 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doll Technology Investment Management II, LLC (“GPII”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
6,311,935 shares, of which 5,169,293 are directly owned by DTIFII, 530,892 are directly owned by DCM Internet, 287,020 are directly owned by DCM Network and 324,730 are directly owned by DTAFII.  GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, may be deemed to have sole power to vote these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
6,311,935 shares, of which 5,169,293 are directly owned by DTIFII, 530,892 are directly owned by DCM Internet, 287,020 are directly owned by DCM Network and 324,730 are directly owned by DTAFII.  GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, may be deemed to have sole power to dispose of these shares, and Doll and Chao, the managing members of GPII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,311,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 316827104	13 G	Page 7 of 13

1	NAME OF REPORTING PERSON Dixon R. Doll (“Doll”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
6,311,935 shares, of which 5,169,293 are directly owned by DTIFII, 530,892 are directly owned by DCM Internet, 287,020 are directly owned by DCM Network and 324,730 are directly owned by DTAFII.  Doll is a managing member of GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
6,311,935 shares, of which 5,169,293 are directly owned by DTIFII, 530,892 are directly owned by DCM Internet, 287,020 are directly owned by DCM Network and 324,730 are directly owned by DTAFII.  Doll is a managing member of GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,311,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 316827104	13 G	Page 8 of 13

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 481,099 shares.
6

SHARED VOTING POWER
6,311,935 shares, of which 5,169,293 are directly owned by DTIFII, 530,892 are directly owned by DCM Internet, 287,020 are directly owned by DCM Network and 324,730 are directly owned by DTAFII.  Chao is a managing member of GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 481,099 shares.
8

SHARED DISPOSITIVE POWER
6,311,935 shares, of which 5,169,293 are directly owned by DTIFII, 530,892 are directly owned by DCM Internet, 287,020 are directly owned by DCM Network and 324,730 are directly owned by DTAFII.  Chao is a managing member of GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,793,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 316827104	13 G	Page 9 of 13

ITEM 1(A).

NAME OF ISSUER

51job, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Building 3

No. 1387 Zhang Dong Road

Shanghai 201203
People’s Republic of China

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Doll Technology Investment Fund II, L.P., a Delaware limited partnership (“DTIFII”), DCM Internet Fund, L.P., a Delaware limited partnership (“DCM Internet”), DCM Network Fund, L.P., a Delaware limited partnership (“DCM Network”), Doll Technology Affiliates Fund II, L.P. (“DTAFII”) and Doll Technology Investment Management II, L.L.C., a Delaware limited liability company (“GPII”) and Dixon R. Doll (“Doll”) and K. David Chao (“Chao”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GPII, the general partner of DTIFII, DCM Internet, DCM Network and DTAFII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DTIFII, DCM Internet, DCM Network and DTAFII. Doll and Chao are managing members of and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DTIFII, DCM Internet, DCM Network and DTAFII.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California  94025

ITEM 2(C)

CITIZENSHIP

DTIFII, DCM Internet, DCM Network and DTAFII are Delaware limited partnerships.  GPII is a Delaware limited liability company.  Doll is a United States citizen.  Chao is a Japanese citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

American Depositary Shares (ADS)

(Each ADS represents two ordinary common shares.)
CUSIP # 316827104

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 316827104	13 G	Page 10 of 13

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DTIFII, DCM Internet, DCM Network and DTAFII, and the limited liability company agreement of GPII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.

CERTIFICATION.

Not applicable

CUSIP NO. 316827104	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

DOLL TECHNOLOGY INVESTMENT

FUND II, L.P., a

Delaware Limited Partnership

DCM INTERNET FUND, L.P., a

Delaware Limited Partnership

DCM NETWORK FUND, L.P., a

Delaware Limited Partnership

DOLL TECHNOLOGY AFFILIATES

FUND II, L.P., a

Delaware Limited Partnership

DOLL TECHNOLOGY INVESTMENT MANAGEMENT II, L.L.C., a

Delaware Limited Liability Company, General Partner.

By:

/s/  K. David Chao

K. David Chao

Managing Member

Dixon R. Doll

By:

/s/  Dixon R. Doll

Dixon R. Doll

K. David Chao

By:

/s/  K. David Chao

K. David Chao

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/04/2001

CUSIP NO. 316827104	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 316827104	13 G	Page 13 of 13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 12, 2007

DOLL TECHNOLOGY INVESTMENT

FUND II, L.P., a

Delaware Limited Partnership

DCM INTERNET FUND, L.P., a

Delaware Limited Partnership

DCM NETWORK FUND, L.P., a

Delaware Limited Partnership

DOLL TECHNOLOGY AFFILIATES

FUND II, L.P., a

Delaware Limited Partnership

DOLL TECHNOLOGY INVESTMENT MANAGEMENT II, L.L.C., a

Delaware Limited Liability Company, General Partner.

By:

/s/  K. David Chao

K. David Chao

Managing Member

Dixon R. Doll

By:

/s/  Dixon R. Doll

Dixon R. Doll

K. David Chao

By:

/s/  K. David Chao

K. David Chao